SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM ANNOUNCES CONVERSION OF DEBENTURES INTO SHARES BY
ODEBRECHT

The conversion will have positive impacts on the
Company’s equity and financial situation

São Paulo, Brazil, June 19, 2007 - BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), the leader in the thermoplastic resins segment in Latin America and second largest Brazilian industrial company owned by the private sector, announces to the market that Odebrecht has decided in favor of the conversion into Braskem shares of the totality of the 59,185 debentures fully subscribed by Odebrecht. The conversion will be effected on July 31, 2007.

According to Braskem CEO José Carlos Grubisich, “the decision taken by Odebrecht to convert the debentures into Braskem shares confirms the controlling shareholder’s confidence in the company’s strong capacity to create value and in its growth potential, seeking to position Braskem over the coming years among the 10 largest petrochemical companies worldwide in terms of market value”.

The debentures were issued on May 31, 2002 during the process that created Braskem, and provided for the payment of interest and amortization in a single installment on the maturity date of July 31, 2007. The debentures will be converted into Braskem class “A” preferred shares and common shares, observing the maximum limit for preferred shares of two-thirds of the total number of shares.

The balance of the debentures expected on July 31 is R$ 1,206 million and the conversion price is R$ 14.37 per share. As a result of this conversion, on July 31, 2007, and already considering the deduction of the income tax applicable to the interest and monetary restatement, approximately 77.5 million shares should be issued by Braskem, comprised of 25.8 million common shares and 51.7 million class “A” preferred shares. Following this share issuance, the new capital structure of Braskem will total 449.4 million shares, comprised of 149.8 million common shares, 298.8 million class “A” preferred shares, and 0.8 million class “B” preferred shares. These values may be adjusted if there is any change in the Long-Term Interest Rate (TJLP) for the month of July 2007, to be announced on June 29, 2007.

For further information, please access our IR website at www.braskem.com.br/ir or contact our Investor Relations Team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager
Phone: (55 11) 3443 9178	Phone: (55 11) 3443 9744	Phone: (55 11) 3443 9471
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

The free float of Braskem shares should decline from 49% on May 31, 2007 to 40.6% on July 31, 2007.

According to Carlos Fadigas, Braskem Vice-President of Finance and of Investor Relations, “the conversion of debentures into shares will result in a series of positive impacts for Braskem from the equity, economic and financial standpoints, including (1) improvement in the company’s capital structure, (2) a reduction in financial expenses of roughly R$ 130 million per year following the capitalization of the debentures, and (3) a reduction in the company’s financial leverage as measured by net debt over EBITDA, which would have declined to 1.8 times, from 2.51 times on March 31, 2007, not considering the effects of the consolidation of both Copesul and the petrochemical assets of the Ipiranga group.”

The main accounting impacts will be reflected in the financial statements of Braskem starting with the earnings release for the second quarter of 2007.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is the second largest Brazilian industrial company owned by the private sector. The company operates 18 manufacturing plants located throughout Brazil, and has an annual production capacity of more than 10 million tons of petrochemical and chemical products.

Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2007

BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.